October 28, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction

and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom It May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Blackstone Mortgage Trust, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on October 28, 2014.

Very truly yours,

/s/ Paul D. Quinlan
Paul D. Quinlan
Chief Financial Officer